March 10, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Valeria Franks
Suying Li
Cara Wirth
Donald Field

	Re:	SciSparc Ltd.
Amendment No. 2 to Registration Statement on Form F-4
Filed on February 13, 2025
File No. 333-282351

Ladies and Gentlemen:

On behalf of SciSparc Ltd. (the “Company” or “SciSparc”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated March 4, 2025 (the “Comment Letter”), with respect to Amendment No. 2 to Registration Statement on Form F-4 filed with the Commission by the Company on February 13, 2024 (the “Registration Statement”). Concurrently with the filing of this letter, the Company is hereby filing Amendment No. 3 to the Registration Statement (the “Amended Filing”) through EDGAR.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below to each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement and page references in the responses refer to the Amended Filing. Unless otherwise indicated, capitalized terms herein have the meanings assigned to them in the Amended Filing.

Amendment No. 2 to Registration Statement on Form F-4 Filed February 13, 2025

Questions and Answers about the Special Meeting and the Merger

What are the material U.S. federal income tax consequences of the Merger to me?, page vii

1.	We note your answer to this question directs individuals to consult their independent tax advisor. Please revise to also include a brief summary of your position with respect to the tax consequences of the Merger.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages vi and vii to include a brief summary of the Company’s U.S. federal tax counsel’s opinion.

Risk Factors

The eCommerce operations of SciSparc Nutraceuticals rely on Amazon Marketplace..., page 49

2.	We note your amended disclosure that SciSparc has experienced an instance of noncompliance with applicable terms of use and policies on Amazon Marketplace. To the extent such instance of non-compliance was material, please revise to provide additional details.

Response: The Company respectfully acknowledges the Staff’s comment, and notes that while the consequences of the non-compliance were material to its subsidiary, they were immaterial to the Company as a whole. The Company has revised page 48 of the Amended Filing to include additional details on the instance of non-compliance.

Comparative Per Share Market Price Information, page 84

3.	We note your calculations provided in response to prior comment 4. It appears the number of SciSparc shares given per one AutoMax share (Exchange Ratio) was 1.024 as of December 30, 2024 and February 7, 2025; therefore, AutoMax shareholders would receive approximately 108,179,194 SciSparc ordinary shares merger consideration calculated based on the Exchange Ratio and 105,643,744 AutoMax outstanding shares as of December 30, 2024 and February 7, 2025. This number of SciSparc shares expected to be issued appears to be inconsistent with the 9,818,195 shares utilized to calculate the total estimated consideration to be paid on page 223. Please reconcile the difference.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page iv of the Amended Filing to include an Exchange Ratio equal to 0.1043, assuming the consummation of the Merger on March 7, 2025, resulting in AutoMax shareholders (other than SciSparc who currently holds 5,000,000 shares in AutoMax) receiving in the aggregate approximately 10,293,572 SciSparc ordinary shares as merger consideration. The Company also notes that due to a mathematical error, the Exchange Ratio on page iv of the Registration Statement was written as 1.097, assuming the consummation of the Merger as of February 7, 2025, instead of 0.1043. The Company has also revised page 226 of the Amended Filing to present the Exchange Ratio as 0.10431598, calculated as of March 7, 2025, resulting in the issuance of 10,295,149 SciSparc ordinary shares as merger consideration. The Company notes that due to a clerical error, an Exchange Ratio of 0.4749 and a merger consideration of 9,818,195 AutoMax ordinary shares was included on page 226 of the Amended Filing, instead of 0.10431598.

The Company further notes that the Exchange Ratio presented on page 226 is not rounded to the fourth decimal point, and therefore there is a slight difference between the amount of shares presented on page 226 and the number of shares resulting from the calculation using the Exchange Ratio presented on page iv. For purposes of the calculation of the total estimated consideration in Note 3 to the Pro Forma Condensed Combined Consolidated Financial Statements, the Company did not round the Exchange Ratio to the fourth decimal point, since such rounding would result in AutoMax shareholders (not including SciSparc) holding less than 47.49%, against the negotiated terms per the Merger Agreement.

The Company further notes that the final Exchange Ratio and total amount of SciSparc ordinary shares to be issued as merger consideration will be determined immediately prior to the Closing, and if required, the Company will negotiate with AutoMax how to reconcile any differences resulting from rounding the Exchange Ratio to the fourth decimal point.

The Company would also like to note to the Staff that the number 118,310,565 on page iv and page 240 of the Amended Filing representing the number of AutoMax outstanding shares as of February 7, 2025 incorrectly included 1,951,775 dormant shares and 12,666,821 shares underlying options or warrants exercisable within 60 days. The number 105,643,744 on page 95 and page 110 of the Registration Statement representing the number of AutoMax outstanding shares as of February 7, 2025 incorrectly included 1,951,775 dormant shares. The Company has updated the references to the numbers representing AutoMax outstanding shares as of March 7, 2025, to 103,691,969, on pages iv, 95, 110, and 240 of the Amended Filing and has added a clarification where necessary that such number excludes dormant shares.

Lastly, the Company has updated the “Comparative Per Share Market Price Information” on page 84, to reconcile with the Exchange Ratio of 0.10431598, representing an equivalent value of merger consideration per AutoMax ordinary of $0.044 on April 10, 2024 and $0.033 on March 7, 2025.

The Company provides the following corrected formula and calculations for such data and has adjusted the description included in the fourth paragraph on page 84 of the Amended Filing to reflect this.

Legend:
SciSparc outstanding shares (including pre-funded warrants)	= X
AutoMax outstanding shares (excluding dormant share and excluding AutoMax shares held by SciSparc	= Y
SciSparc price per share	= Z
Exchange Ratio (Number of SciSparc shares given as consideration per one AutoMax share)	= N
Exchange Ratio Formula:
(X / 0.5001) * 0.4749) / Y	= N
Value of Merger consideration per AutoMax share	= N * Z

Calculations:
As of April 10, 2024: X = 2,716,872 Y = 103,691,969 Z = 1.680
(2,716,872 / 0.5001) * 0.4749 / 103,691,969 = 0.0261	Exchange Ratio Formula
0.0261*$1.680 = $0.044	Value of Merger consideration per AutoMax share
As of March 7, 2025: X = 10,841,449 Y = 103,691,969 Z = $0.320
(10,841,449 / 0.5001) * 0.4749 / 103,691,969 = 0.10431598	Exchange Ratio Formula
0.10431598 * $0.320 = $0.033	Value of Merger consideration per AutoMax share

AutoMax Motors Ltd. Summary of consolidated interim profit and loss reports, page F-189

4.	We note your response to prior comment 21. Please disclose the amounts used as the numerators and the weighted average numbers of shares used as the denominators in calculating basic and diluted earnings or loss per share for all periods presented. Refer to IAS 33.70.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page F-189 to provide the weighted average numbers of shares used as the denominators in calculating the basic loss per share for all periods presented . The Company notes that the amounts used as numerators are presented in the heading titled “Allocation of profit (loss) for the period”, under the line titled “To AutoMax shareholders”. The Company further notes that since AutoMax is presented in a loss position, the diluted loss per share is the same as the basic loss per share and therefore only the basic loss per share is presented.

General

5.	We note that you added Proposal No. 5 to approve a reverse share split of SciSparc’s issued and outstanding ordinary shares in the range of a ratio of up to 1:100, to be effectuated at the discretion of, at such number of increments, and on such dates, as may be determined by the SciSparc board of directors within 18 months from the Special Meeting. Please revise to add a Question & Answer, as well as Risk Factor disclosure, that addresses and discusses the potential for a reverse stock split, the reasons underlying such split (i.e. meeting certain Nasdaq qualifications) and any associated risks to investors, especially with respect to the broad discretion that the board of directors has with respect to effectuating such reverse split.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages vii and 57-58 to include the requested disclosure.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +972-50-552-1058 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Oz Adler
Oz Adler Chief Executive Officer
SCISPARC LTD.

cc:
Shachar Hadar, Meitar | Law Offices
Matthew Rudolph, Meitar | Law Offices
Oded Har-Even, Sullivan & Worcester LLP
Howard Berkenblit, Sullivan & Worcester LLP

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